02045838

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the third quarter ended February 28, 2002

Lorus Therapeutics Inc.
(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7
(Address of principal executive offices)

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 10 2002
WASH. D.C. 155

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F __X__

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: July 8, 2002

By: ________________
James Parsons
Vice President, Finance

LORUS
Therapeutics Inc.

committed to quality
for life

LORUS THERAPEUTICS INC.

Third Quarter December 1, 2001 to February 28, 2002

Dear Shareholders:

The third quarter of operations for Lorus ended with a very positive move – the relocation to our new facility, bringing our 40+ employees together under one roof. This move was necessary to keep up with the expanded needs of our business and to provide for future growth opportunities. Our promising research continues to introduce high-potential new drug candidates, and our clinical trial program now encompasses three concurrent clinical trials with three different drugs.

This is a very active time for Lorus. The Phase III clinical trial with Virulizin® in pancreatic cancer patients is scheduled for completion by late 2004/early 2005. The double-blinded nature of the design of this trial means that we will not have any efficacy results to report until the completion of the trial, but we will take appropriate opportunities to provide progress on the trial as it continues. The Phase I open-label clinical trial with our antisense compound GTI-2501 is more than half way through enrollment. The Phase II clinical trial with GTI-2040 in combination with capecitabine continues to treat patients with renal cell carcinoma at Wake Forest University in North Carolina.

In the quarter, significant events included an allowance by the United States Patent and Trademark Office of a patent to protect the company's invention of unique antisense, anticancer drugs that target the insulin-like growth factor II ("IGF-II") gene sequence. IGF-II has been implicated in tumor progression and metastasis (spread of tumor cells) by a variety of mechanisms.

Validation of one of our antisense targets was achieved over the quarter through the publishing of a scientific report that Lorus believes further establishes the R2 component of ribonucleotide reductase ("R2") as an important target for the design of novel anticancer therapeutics. R2, the target of Lorus' lead antisense drug GTI-2040, is often elevated in cancer cells and this process may play a role in the development of malignant tumors. The report, from the University of Manitoba in Canada and the Karolinska Institute in Sweden, details a mechanism whereby a potential cancer-causing protein, c-Myc, interacts with the R2 gene causing an increase in the number of copies of the R2 gene. This process, known as gene amplification, can play an important role in cancer progression.

During the quarter, Dr. Jim Wright presented the drug development program of GTI-2040 at the Strategic Research Industry "Oligonucleotides in Drug Discovery and Development" conference in New Jersey. This was the first time the company presented, in an industry forum, significant findings from the research bench through to the drug's clinical trial program that demonstrate the promise of GTI-2040 as a potential anticancer agent.

Lorus and Faulding are working closely to prepare for the commercialization of Virulizin® in Mexico for the treatment of malignant melanoma. As we continue in our discussions with potential partners for other markets, we are encouraged by the level of interest, and remain committed to bringing a partner to the table who will provide financial support and additional technology validation.

Management's Discussion and Analysis

The following information should be read in conjunction with the unaudited consolidated financial statements and notes prepared in accordance with Canadian generally accepted accounting principles (GAAP) in this quarterly report, and should also be read in conjunction with the audited consolidated financial statements and notes, and management's discussion and analysis contained in the Company's annual report for the year ended May 31, 2001. All amounts are expressed in Canadian dollars unless otherwise noted.

Overview

Lorus has incurred annual operating losses since inception related to the research, manufacturing, and clinical development of its proprietary compounds. The agreement recently signed with Faulding Canada Inc. for sales and distribution of Virulizin® in Mexico and other Latin American markets is expected to provide Lorus with its first product revenue. Royalty revenue from this agreement will partially offset future research and development costs, but losses will continue as Lorus further invests in its pre-clinical research and clinical drug development programs.

Results of Operations

Research and Development

Research and development expenses for the third quarter of fiscal 2002 increased to $1,872,000 compared to $1,438,000 for the third quarter last year. For the nine months ended February 28, 2002, research and development expenses increased to $6,107,000 compared to $5,766,000 for the same period last year. Costs were higher in fiscal 2002 due to a larger and more advanced clinical trial program which included completing the GTI-2040 phase I/II trial, the initiation of the GTI-2040 phase II trial in patients with renal cell carcinoma, the initiation of the GTI-2501 phase I trial and the initiation of the pivotal Phase III trial for Virulizin® for the treatment of advanced pancreatic cancer.

General and Administrative

General and administrative expenses for the third quarter of fiscal 2002 were $1,209,000 compared to $1,515,000 during the same period last year. The decrease was due mainly to lower spending on advisory services partially offset by higher personnel costs to support an increased level of corporate activities. For the first nine months of 2002, general and administrative expenses were $3,854,000 which was comparable to $4,078,000 for the same period last year.

Depreciation and Amortization

Depreciation and amortization was $458,000 for the third quarter of 2002 compared to $469,000 for the same period last year. For the first nine months of 2002, depreciation and amortization expenses increased to $1,480,000 from $1,416,000 for the comparable period last year. The increase in both periods was due mainly to the amortization of stock-based compensation charges.

Interest Income

Interest income decreased to $511,000 in the third quarter of 2002 compared to $684,000 in the third quarter of 2001. For the first nine months of 2002, interest income was $1,674,000 compared to $2,180,000 for the comparable period last year. The decrease for both periods in 2002 was due to lower cash and short-term investment balances in 2002 and the decline in market interest rates over the last nine months.

Net Loss

For the third quarter ended February 28, 2002, Lorus incurred a loss of $3,028,000 ($0.02 per share) compared to a loss of $2,738,000 ($0.02 per share) for the third quarter last year. On a year-to-date basis, the loss was $9,767,000 ($0.07 per share) for the first nine months of 2002 compared to $9,080,000 ($0.06 per share) for the comparable period last year.

Liquidity and Capital Resources

Since inception, Lorus has financed its operations and technology acquisitions primarily from equity financing, the exercise of warrants and stock options, and interest income on funds held for future investment. The Company believes that its available cash, cash equivalents and short-term investments, and the interest earned thereon, should be sufficient to finance its operations and capital needs for at least the next twelve months. Lorus intends to use its resources to fund its existing research and drug development programs and develop new programs from its portfolio of pre-clinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the progress of the Company's research and drug development programs, the results of pre-clinical and clinical trials, the timing of regulatory submissions and approvals, the ability of the Company to establish collaborative research or drug development arrangements with other organizations, the impact of any in-licensed or acquired technologies, the impact from technological advances, determinations as to the commercial potential of the Company's compounds, and the timing and status of competitive products. The Company may seek to access new capital from time to time, even if it does not have an immediate need to add to its cash position at that time.

Operating Cash Requirements

Cash used in operating activities (cash burn) for the third quarter of 2002 was $1,885,000 compared to $3,051,000 for the third quarter last year mainly due to changes in non-cash working capital balances. For the nine months ended February 28, 2002, cash burn was $8,910,000 compared to $7,676,000 for the same period last year due mainly to changes in timing of accounts payable and the increased level of research and clinical activities. Over the next twelve months, the cash burn is expected to increase due to the progression of clinical trials underway.

The company has entered into a new lease for a facility in Toronto to combine operations in one location. The relocation will result in a small increase in operating costs in future periods.

Cash Position

At February 28, 2002, Lorus had cash and cash equivalents and short-term investments totaling $41.0 million compared to $48.8 million at May 31, 2001. Working capital was $38.6 million at February 28, 2002 compared to $44.5 million at May 31, 2001.

Jim A. Wright

Dr. Jim A. Wright
Chief Executive Officer

Forward Looking Statements

Except for historical information, this quarterly report contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events in this quarterly report might not occur.

For more information:

Ashli MacInnis
Lorus Therapeutics Inc.
Tel: 416 798-1200 ext. 338
Fax: 416 798-2200
Email: ir@lorusthera.com
Website: www.lorusthera.com

Consolidated Balance Sheets

(Amounts in 000's) (Canadian Dollars)	February 28, 2002 (unaudited)	May 31, 2001 (audited)
ASSETS		
Current assets		
Cash and cash equivalents	$ **4,518**	$ 2,783
Short-term investments	**36,495**	46,035
Prepaid expenses and amounts receivable	**1,051**	1,504
Total current assets	**42,064**	50,322
Capital assets	**428**	262
Goodwill	**969**	2,060
Acquired research and development	**7,852**	9,163
	$ **51,313**	$ 61,807
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ **1,042**	$ 3,128
Accrued liabilities	**2,437**	2,737
Total current liabilities	**3,479**	5,865
Shareholders' equity		
Share capital		
Common shares		
Authorized: unlimited number of shares; Issued and outstanding (000's): February 28, 2002 – 144,412 May 31, 2001 – 142,411	**119,219**	117,150
Warrants	**–**	729
Deferred stock-based compensation	**(236)**	(555)
Deficit accumulated during development stage	**(71,149)**	(61,382)
Total shareholders' equity	**47,834**	55,942
	$ **51,313**	$ 61,807

See accompanying notes to unaudited consolidated financial statements

Consolidated Statements of Loss and Deficit (unaudited)

(Amounts in 000's except for per common share data) (Canadian Dollars)	**Three months ended Feb. 28, 2002**	Three months ended Feb. 28, 2001	**Nine months ended Feb. 28, 2002**	Nine months ended Feb. 28, 2001	Period from inception Sept. 5, 1986 to Feb. 28, 2002
EXPENSES					
Research and development	**$ 1,872**	$ 1,438	**$ 6,107**	$ 5,766	$ 43,957
General and administrative	**1,209**	1,515	**3,854**	4,078	27,702
Depreciation and amortization	**458**	469	**1,480**	1,416	6,924
Net gain on sale of capital assets	**–**	–	**–**	–	(126)
Interest income	**(511)**	(684)	**(1,674)**	(2,180)	(7,308)
Loss for the period	**3,028**	2,738	**9,767**	9,080	71,149
Deficit, beginning of period	**68,121**	52,511	**61,382**	46,169	–
Deficit, end of period	**$ 71,149**	$ 55,249	**$ 71,149**	$ 55,249	$ 71,149
Loss per common share	**$ 0.02**	$ 0.02	**$ 0.07**	$ 0.06	
Weighted average number of common shares outstanding (000's)	**143,898**	141,145	**143,170**	140,401	

See accompanying notes to unaudited consolidated financial statements

Consolidated Statements of Cash Flows (unaudited)

(Amounts in 000's) (Canadian Dollars)	**Three months ended Feb. 28, 2002**	Three months ended Feb. 28, 2001	**Nine months ended Feb. 28, 2002**	Nine months ended Feb. 28, 2001	Period from inception Sept. 5, 1986 to Feb. 28, 2002
OPERATING ACTIVITIES					
Loss for the period	**$ (3,028)**	$ (2,738)	**$ (9,767)**	$ (9,080)	$ (71,149)
Add items not requiring a current outlay of cash:					
Depreciation and amortization	**894**	908	**2,790**	2,781	11,677
Net gain on sale of capital assets	**–**	–	**–**	–	(126)
Restructuring costs	**–**	–	**–**	–	626
Net change in non-cash working capital balances related to operations	**249**	(1,221)	**(1,933)**	(1,377)	1,521
Cash used in operating activities	**(1,885)**	(3,051)	**(8,910)**	(7,676)	(57,451)
INVESTING ACTIVITIES					
Sale (purchase) of short-term investments	**4,071**	14,740	**9,540**	(29,172)	(36,495)
Acquisition, net of cash received	**–**	–	**–**	–	(539)
Acquired research and development	**–**	–	**–**	–	(715)
Additions to capital assets	**(194)**	(2)	**(284)**	(28)	(3,539)
Cash proceeds on sale of capital assets	**–**	–	**–**	–	348
Cash provided by (used in) investing activities	**3,877**	14,738	**9,256**	(29,200)	(40,940)
FINANCING ACTIVITIES					
Issuance of warrants	**–**	–	**–**	–	31,877
Issuance of common shares	**739**	1,060	**1,389**	1,450	71,032
Cash provided by financing activities	**739**	1,060	**1,389**	1,450	102,909
Increase (decrease) in cash and cash equivalents during the period	**2,731**	12,747	**1,735**	(35,426)	4,518
Cash and cash equivalents, beginning of period	**1,787**	2,755	**2,783**	50,928	–
Cash and cash equivalents, end of period	**$ 4,518**	$ 15,502	**$ 4,518**	$ 15,502	$ 4,518

See accompanying notes to unaudited consolidated financial statements

Notes to Consolidated Financial Statements (unaudited)

1. BASIS OF PRESENTATION

These consolidated financial statements of Lorus Therapeutics Inc. ("the Company") follow the same accounting policies and methods of their application as the audited annual financial statements for the year ended May 31, 2001. These consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements.

2. SHARE CAPITAL

As of February 28, 2002, there were 5,445,272 options outstanding and nil purchase warrants outstanding to acquire common shares of the Company. During the nine month period ended February 28, 2002, 475,700 warrants were exercised to purchase common shares of the Company for proceeds of $195,000 and 766,666 warrants expired.

3. STOCK-BASED COMPENSATION

Stock options granted to consultants and other non-employees are accounted for using the fair value method. Under this method, options granted are recognized at their fair value as services are performed and options are earned.

Stock options granted to employees are accounted for using the intrinsic value method. For options with contingent vesting criteria, the option is treated as a variable award and is revalued at the end of each reporting period until the final measurement date. Compensation cost is amortized over the vesting period of the option.

For the nine month period ended February 28, 2002, the Company recorded a stock-based compensation expense of $270,000 and a deferred stock-based compensation recovery of $49,000. The amounts for the comparable nine month period last year were $254,000 and a charge of $278,000 respectively.